Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), February 1, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
24/01/2022	EXM	39,825	200.2036	7,973,109.25
25/01/2022	EXM	891	199.5941	177,838.35
26/01/2022	EXM	846	200.6523	169,751.85
27/01/2022	EXM	16,569	199.6390	3,307,818.35
28/01/2022	EXM	4,846	197.9488	959,259.75
Total	—	62,977	199.8790	12,587,777.55

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till January 31, 2022, the total invested consideration has been:
•Euro 102,524,194.55 for No. 483,497 common shares purchased on the EXM
•USD 5,457,277.38 (Euro 4,827,879.29*) for No. 21,214 common shares purchased on the NYSE.

As of January 31, 2022, the Company held in treasury No. 10,277,614 common shares equal to 4.00% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until January 31, 2022, the Company has purchased a total of 5,092,288 own common shares on EXM and NYSE for a total consideration of Euro 760,773,776.08.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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